ICAP

1/9/2004

04012092

SUPPL

RECEIVED
SEC MAIL PROCESSING
JAN 12 2004
WASH, D.C. 158 SECTION

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NUMBER: 08204904

Re: ICAP plc - AVS No.: 327788

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

dlw 1/15

ICAP North America Inc.
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

ICAP

9 January 2004

Company Announcements Office
Old Broad Street
London
EC2N 1HP

Dear Sirs

ICAP plc – AVS No. 327788
Barclays PLC

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7000 5782.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enc:

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR
Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 6743
www.icap.com

Registered Office as above
Registered in England 3611426

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 327788

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP plc**	2. Name of shareholder having a major interest **BARCLAYS PLC**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **AS IN 2**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LETTER**

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
UNKNOWN	**N/A**	**N/A**	**N/A**

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary shares of 50p each	**06.01.04**	**09.01.04**

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
3,530,909	**3.06%**

14. Any additional information	15. Name of contact and telephone number for queries
	KATHRYN DICKINSON **020 7000 5782**

16. Name and signature of authorised company official responsible for making this notification

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Date of notification: **9 January 2004**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Group Corporate Secretariat
54 Lombard Street
London
EC3P 3AH

Tel 020 7699 2305
Fax 0870 242 2733

7 January 2004

The Company Secretary
ICAP PLC
Park House
16 Finsbury Circus
London
EC2M 7UR

BARCLAYS

Dear Sir

<u>Companies Act 1985 ("The Act") - Part VI</u>

I hereby inform you that as at 6 January 2004 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of ~~3.04%~~. 3.06%

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of ~~116,285,33~~5 is the latest figure available to us. If this is incorrect please let me know. 115,285,483

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully

Geoff Smith
Manager, Secretarial Services
Enc.

LEGAL ENTITY REPORT

ICAP

SEDOL : 0445515

As at 6 January 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 3,530,909 ORD GBP0.50 representing ~~3.04~~ 3.06 % of the issued share capital of ~~146,285,335~~ 115,285,483 units

Legal Entity	Holding	Percentage Held
Barclays Global Investors Ltd	3,149,412	~~2.7083~~ 2.7318
Barclays Global Investors, N.A.	53,740	~~0.0462~~ 0.0466
Gerrard Ltd	1,660	~~0.0014~~ 0.0014
Barclays Life Assurance Co Ltd	219,810	~~0.1890~~ 0.1907
Barclays Capital Securities Ltd	106,287	~~0.0914~~ 0.0922
Group Holding	**3,530,909**	~~3.0363~~ 3.0627

REGISTERED HOLDERS REPORT

ICAP

SEDOL: 0445515

As at 06 January 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 3,530,909 ORD GBP0.50 representing ~~3.04~~ 3.06 % of the issued share capital of ~~116,285,335~~ 115,285,483 units.

Registered Holder	Account Designation	Holding
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	46,893
ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	68,903
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	2,186,488
BARCLAYS CAPITAL NOMINEES LIMI		106,287
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	26,502
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	47,621
BLEQFDUKQ-16331-CHASE MANHATTA	BLEOFDUK	25,731
BLEQPTUEA-16341-CHASE MANHATTA	BLEOPTUE	62,728
BLEQPTUKQ-16341-CHASE MANHATTA	BLEOPTUK	57,228
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	803,261
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	43,867
R C Greig Nominees Limited a/c	BL1	117
R C Greig Nominees Limited GP1	GP1	1,543
UBS Limited	583996	53,740
	Total	**3,530,909**